Exhibit 99.1

Electra Meccanica Announces Pricing of $12.0 Million

Registered Direct Offering

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VANCOUVER, March 25, 2019 – ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“Electra Meccanica” or, the “Company”), a designer and manufacturer of electric vehicles, today announced it has entered into purchase agreements for the purchase of an aggregate of 3,333,334 common shares of the Company (the “Common Shares”) at an offering price of $3.60 per Common Share for aggregate gross proceeds of $12.0 million before placement agent fees and other offering expenses. The offering is expected to close on or about March 27, 2019, subject to customary closing conditions.

Electra Meccanica intends to use the net proceeds from this offering to further design and development the Company’s two-seater sports car, for the production of the SOLO and for working capital and for general corporate purposes.

The Benchmark Company, LLC, ThinkEquity, a division of Fordham Financial Management, Inc., and Roth Capital Partners, LLC are acting as co-lead placement agents for the offering.

A registration statement on Form F-3 relating to the Common Shares was filed with the Securities and Exchange Commission and is effective. The offering is being made only by means of a prospectus. A preliminary prospectus supplement relating to the offering has been filed with the SEC and a final prospectus supplement and an accompanying prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s web site at www.sec.gov. Copies of the final prospectus supplement and accompanying prospectus may also be obtained from ThinkEquity, 17 State Street, 22nd Floor, New York, NY 10004, (646) 968-9355, Email: prospectus@think-equity.com; Roth Capital Partners, LLC, Equity Capital Markets, 888 San Clemente, Suite 400, Newport Beach, CA 92660, (800) 678-9147, E-mail: rothecm@roth.com.; or The Benchmark Company, LLC, Attn: Prospectus Department, 150 E 58th Street, 17th floor, New York, NY 10155, 212-312-6700, Email: prospectus@benchmarkcompany.com; or the above-referenced SEC website.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Electra Meccanica Vehicles Corp.

Electra Meccanica (NASDAQ: SOLO) is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, as well as the Tofino, an elegant high-performance two-seater electric roadster sports car. Both vehicles are tuned for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly. Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 59 years.

Forward Looking Statements

Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws, including statements regarding the size and closing of the offering. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential”, “suggests” or variations of such words or phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company’s control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

Media Contact:

Sean Mahoney

(310) 867-0670

sean@ElectraMeccanica.com

Investor Relations:

Greg Falesnik

Managing Director

MZ Group - MZ North America

(949) 385-6449

greg.falesnik@mzgroup.us

www.mzgroup.us